From:	ABIGAIL MURRAY [amurray@vedderprice.com]
Sent:	Tuesday, November 08, 2011 3:16 PM
To:	Brown, Kieran G.
Subject:	Nuveen Strategy Funds - N-14s
Attachments:	Response.pdf

Kieran,

In response to our conversation yesterday, attached is revised language to be included in the sections entitled "Fundamental Investment Restrictions" and "Investment Adviser and Sub-Adviser" in the N-14s for Nuveen Strategy Funds, Inc., as well as additional information with respect to the "Fundamental Investment Restrictions" section.

Please let us know if you are comfortable with the changes.

Regards,
Abigail

VEDDER PRICE P.C.

Abigail J. Murray
Attorney at Law
312-609-7796 | 312-609-5005 (fax)
amurray@vedderprice.com
Assistant: Virginia (Ginny) Knizner, 312-609-7698

Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601
Chicago | New York | Washington, D.C.
www.vedderprice.com

CONFIDENTIALITY NOTE: This e-mail is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this e-mail message is not the intended recipient, or the employee or agent responsible for delivery of the message to the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is prohibited. If you have received this e-mail in error, please notify us immediately by telephone at (312) 609-5038 and also indicate the sender's name. Thank you.

CIRCULAR 230 NOTICE: Treasury Department Circular 230 requires that we inform you that any discussion of U.S. federal tax issues contained herein and in any accompanying materials is not intended or written to be relied upon, and cannot be relied upon, by any person for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein or therein.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.